Exhibit 99.3

Proxy Form for Holders of Common Shares
Annual Meeting of Shareholders - April 24, 2007
(Steps on how to complete your Proxy Form are on the back of this sheet)

As holder(s) of Petro-Canada common shares, I (or we) appoint Brian F. MacNeill, Chairman or Ron A. Brenneman, President and Chief Executive Officer, or instead of either of them, ________________ (another person you may choose) as my (or our) proxyholder to attend, vote and act with full power of substitution on my (or our) behalf for all matters that come before the Annual Meeting of Shareholders - April 24, 2007 or before any adjournment of the Annual Meeting.

The proxyholder is instructed to vote for or against or to withhold from voting as indicated below. If there are amendments or variations to the matters identified in the Notice of Annual Meeting, or other matters that properly come before the Annual meeting, the proxyholder has discretion to vote on these varied or new matters.

The Directors and management recommend that Shareholders vote FOR matters 1 and 2 below.

1.	Election of Directors	Vote for	Withhold from voting		Vote for	Withhold from voting

	Ron A. Brenneman Gail Cook-Bennett Richard J. Currie Claude Fontaine Paul Haseldonckx Thomas E. Kierans	☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐	Brian F. MacNeill Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐
					Vote for	Withhold from voting
2. .	Appointment of Deloitte & Touche LLP as auditors of the Company				☐	☐

If items above have not been checked, the proxyholder will vote FOR matters 1 and 2.

Date	________________________________________, 2007

Signature(s)	_______________________________________	________________________________________________

How to complete your Proxy Form

1.
Who completes the proxy?
If you are not attending the Annual Meeting in person or if you prefer the convenience of voting in advance, complete, date, and sign the Proxy Form. Mail it as soon as possible in the envelope we provide, or fax to (416) 368-2502.

2.
Who signs the Proxy Form?
The name on the mailing label signs - unless you are an executor, administrator, trustee, attorney, or guardian. If so, please indicate your role when signing. If two or more people own the share, each must sign. If the beneficial owner of the shares is a corporation, an authorized company officer or representative must sign.

3.	Legal date If you do not date this Proxy Form in the space indicated, the date will be the day it was mailed to the shareholder.
4.	Related information Please read this Proxy Form in relation to the Notice of Annual Meeting and the accompanying Management Proxy Circular.
This proxy is solicited on behalf of Petro-Canada's management.
5.
Annual Report
Securities laws allows you to view Petro-Canada's Annual Report (including the financial statements and Management's Discussion and Analysis) at www.petro-canada.ca, rather than receiving a copy in the mail. Please tell us your preference.

☐ Please do not send me Petro-Canada's Annual Report in the mail, I will view it on the Company's website.